UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                              (Amendment No. 29 )*
                                   -----------

                             Synovus Financial Corp.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          $1.00 Par Value Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   87161C-10-5
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2003
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [x]  Rule 13d-1(b)

         [ ]  Rule 13d-1(c)

         [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                               Page 1 of 10 pages


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                                       13G

CUSIP No.  87161C-10-5
--------------------------------


1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           Synovus Financial Corp., as Parent Holding Company of its various banking, brockerage, investment advisory and and trust company subsidiaries, Columbus Bank and Trust Company, as the Parent Bank of Synovus Trust Company, and Synovus Trust Company, in various fiduciary capacities.

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) [ ] (b) [ X ]

3          SEC USE ONLY



4          CITIZENSHIP OR PLACE OF ORGANIZATION

                 Georgia

Number of        5       SOLE VOTING POWER
Shares
Benefi-                  43,834,443
cially
Owned By
Each
Reporting
Person With
                 6       SHARED VOTING POWER

                         857,666

                 7       SOLE DISPOSITIVE POWER

                         47,330,423

                 8       SHARED DISPOSITIVE POWER

                         1,195,999

      9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  48,459,111
                 (Includes Beneficial Ownership disclaimed)

      10         CHECK IF THE AGGREGATE AMOUNT IN ROW(9)EXCLUDES CERTAIN SHARES
                 [   ]


      11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                 15.9%

      12         TYPE OF REPORTING PERSON

                   BK and HC


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                                                                    Page 3 of 10


                        SCHEDULE 13G UNDER THE SECURITIES
                              EXCHANGE ACT OF 1934

Check the following box if a fee is being paid with this statement. [ ]

1. (a) Name of Issuer: Synovus Financial Corp.

   (b) Address of Issuer's Principal Executive Offices:

       One Arsenal Place

       901 Front Avenue, Suite 301

       Columbus, Georgia 31901

2. (a) & (b) Name and Principal Business Office of Persons Filing:

       Synovus Trust Company, 1148 Broadway

       Columbus, Georgia   31901

       Columbus Bank and Trust Company, 1148 Broadway

       Columbus, Georgia    31901

       Synovus Financial Corp., One Arsenal Place, 901 Front Avenue

       Suite 301, Columbus, Georgia 31901

   (c) Citizenship:

       Synovus Financial Corp. is a Georgia business corporation and its banking, brokerage, investment advisory  and trust company subsidiaries,

       including Synovus Trust Company and Columbus Bank and Trust Company, are

       Georgia, Florida, Alabama, Tennessee and national banking and business corporations and trust companies.

   (d) Title of class of securities: $1.00 par value common stock.

   (e) CUSIP No. 87161C-10-5

3. Check whether person filing is a:

   (a) [ ] Broker or Dealer registered under Section 15 of the Act

   (b) [X] Bank as defined in section 3(a)(6) of the Act



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                                                                    Page 4 of 10



   (c) [ ] Insurance Company as defined in section 3(a)(19)of the Act

   (d) [ ] Investment Company registered under section 8 of the Investment Company Act

   (e) [ ] Investment Adviser in accordance with ss. 240-13d - 1(b)(1)(ii)(E)

   (f) [ ] An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F)

   (g) [X] A parent holding company or control person in accordance with ss. 240.13d-1(b)(ii)(G) (Note: See Item 7)

   (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

   (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

   (j) [ ] Group, in accordance with ss.  240.13d-1(b)(1)(ii)(J)

4. Ownership:

   (a) Amount Beneficially Owned (Includes shares as to which beneficial ownership is disclaimed):

       December 31, 2003        48,459,111

   (b) Percent of Class: 15.9%

   (c) Number of shares as to which such person has:

       (i)   Sole power to vote or to direct the vote

             43,834,443

       (ii)  Shared power to vote or to direct the vote

             857,666

       (iii) Sole power to dispose or to direct the disposition of

             47,330,423








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                                                                    Page 5 of 10



       (iv)  Shared power to dispose or to direct the disposition of

             1,195,999


       For an additional discussion on this item, see Exhibits "A", "B" and "C" attached hereto.


5.     Ownership of Five Percent or Less of a Class.


             Not Applicable


6.     Ownership of More than Five Percent on Behalf of Another Person.


             See Exhibit "B"


7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.


             See Exhibit "C"


8. Identification and Classification of Members of the Group.


            See Exhibit "D"


9. Notice of Dissolution of Group.


            Not Applicable














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                                                                    Page 6 of 10



10. Certification. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    SYNOVUS FINANCIAL CORP.



February 10, 2004                   By:/s/G. Sanders Griffith, III
-------------------------              -----------------------------------------
Date                                     G. Sanders Griffith, III
                                         Senior Executive Vice President




                                    COLUMBUS BANK AND TRUST
                                    COMPANY


February 10, 2004                   By:/s/James D. Yancey
-------------------------              -----------------------------------------
Date                                     James D. Yancey
                                         Chairman of the Board




                                    SYNOVUS TRUST COMPANY


February 10, 2004                   By:/s/George G. Flowers
-------------------------              -----------------------------------------
Date                                     George G. Flowers
                                         President
















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                                                                   Page 7 of 10

                                   EXHIBIT "A"
                                   -----------

         In addition to the securities identified in the response to Item 4, as of December 31, 2003, the banking, brokerage, investment advisory and trust company subsidiaries of Synovus Financial Corp. possessed neither sole nor shared voting or investment power in connection with 9,445,505 shares of the class of securities which is the subject of this report which were held in various agency, custody, non-advisory, safekeeping or asset management capacities. Such securities are not included in the response to such item in this report. However, appropriate disclosures will be included in all future reports to identify the volume of such securities held in agency, custody,

non-advisory, safekeeping, asset management or other capacities in which they possess neither sole or shared voting or investment power. See Exhibit "C".






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                                                                    Page 8 of 10

                                   EXHIBIT "B"
                                   -----------

         As of December 31, 2003, Synovus Trust Company, a wholly-owned trust company subsidiary of Columbus Bank and Trust Company, a wholly-owned banking subsidiary of Synovus Financial Corp., all of which are signatory parties hereto, possessed in various fiduciary capacities, the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of

47,925,740, or 16.0%, of the class of the securities which is the subject of this report, as set forth below, the beneficial ownership of which is disclaimed. The other known persons having, in various fiduciary or advisory capacities, the right, as of December 31, 2003, to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the class of securities which is the subject of this report, are other banking,

brokerage, investment advisory and trust company subsidiaries of Synovus

Financial Corp. as identified in Exhibit "C", the beneficial ownership of which is disclaimed. None of such other subsidiaries, as of December 31, 2003,

individually or in the aggregate, possessed such right or power relating to more than five percent of the class of securities which is the subject of this report.

         Held by Synovus Trust Company in various fiduciary capacities as of

December 31, 2003:

             Sole              Shared           Sole Power         Shared Power
         Voting Power       Voting Power        To Dispose         To Dispose
         -----------        ------------        ----------         ----------

          43,529,625         735,654            47,122,243         1,115,270


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                                                                    Page 9 of 10

                                   EXHIBIT "C"
                                   -----------

         Identified below are the subsidiaries of Synovus Financial Corp. and its wholly-owned banking subsidiary, Columbus Bank and Trust Company, as of December 31, 2003 which held, in various fiduciary or advisory capacities, the class of securities which is the subject of this report.


(1) Synovus Trust Company, a nationally-chartered trust company subsidiary of Columbus Bank and Trust Company.

(2) Synovus Securities, Inc., a wholly-owned subsidiary of Synovus Financial Corp. which is a registered broker-dealer and investment advisor.

(3) The National Bank of South Carolina, a banking subsidiary of Synovus Financial Corp.

(4) GLOBALT, Inc., a wholly-owned subsidiary of Synovus Financial Corp. which provides asset management services.


The respective beneficial ownership by those subsidiaries of Synovus Financial Corp. that held, as of December 31, 2003, the class of securities which is the subject of this report is identified below.

(1) Synovus Trust Company, Synovus Securities, Inc., GLOBALT, Inc. and The National Bank of South Carolina maintained in various fiduciary or advisory capacities as to which they possessed sole voting power, 43,529,625; 0; 0; and 304,818 shares, respectively, and as to which they possessed sole dispositive power, 47,122,243; 48,229; 2,000; and 157,951 shares, respectively, of the class of securities which is the subject of this report, the beneficial ownership of which is disclaimed.

(2) Synovus Trust Company, Synovus Securities, Inc., GLOBALT, Inc., and The National Bank of South Carolina maintained in various fiduciary or advisory capacities as to which they possessed shared dispositive power, 1,115,270; 0; 0; and 80,729 shares, respectively, and as to which they possessed shared voting power, 735,654, 0; 0; and 122,012 shares, respectively, of the class of securities which is the subject of this report, the beneficial ownership of which is disclaimed.

In addition to the foregoing, and as referenced in Exhibit "A" hereto, on December 31, 2003, Synovus Trust Company, a trust company subsidiary of Columbus Bank and Trust Company, Synovus Securities, Inc., GLOBALT, Inc. and The National Bank of South Carolina maintained in various agency, custody, non-advisory, safekeeping or asset management capacities: 9,193,620; 0; 223,250; and 28,635 shares, respecitvely, or an aggregate of 9,445,505 shares, of the class of securities which is the subject of this report.



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                                                                  Page 10 of 10

                                   EXHIBIT "D"
                                   -----------


Columbus Bank and Trust Company, a Georgia banking corporation, and its wholly-owned subsidiary, Synovus Trust Company, a nationally-chartered trust company, are each banks as defined in Section 3(a)(6) of the Securities Exchange Act of 1934 (the "Act"). Synovus Financial Corp., a Georgia business corporation, is the parent holding company of Columbus Bank and Trust Company and Synovus Trust Company in accordance with Regulation 240.13d-1(b)(1) (ii) (G) promulgated under the Act.



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